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January 19, 2021

CONFIDENTIAL – VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hydrofarm Holdings Group, Inc.

Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Hydrofarm Holdings Group, Inc. (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), for non-public review by the Staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement. The Registration Statement relates to the public offering by certain stockholders of shares of the Company’s common stock. The Company qualifies as an “emerging growth company” within the meaning of Section 6(e) of the Securities Act. The Company will publicly file its Registration Statement and nonpublic draft submission such that it is publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

If you have any questions or comments in connection with this letter or the Registration Statement, please contact the undersigned by phone at (212) 692-6768 or via e-mail at krkoch@mintz.com.

Very truly yours,

/s/ Kenneth R. Koch

Kenneth R. Koch

cc:	William Toler, Chief Executive Officer (Hydrofarm Holdings Group, Inc.) John Lindeman, Chief Financial Officer (Hydrofarm Holdings Group, Inc.)

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